UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                           (Amendment No. ___)*


                     Abraxas Petroleum Corporation
                ________________________________________
                             (Name of Issuer)

                              Common Stock
                ________________________________________
                      (Title of Class of Securities)

                                003830106
                ________________________________________
                              (CUSIP Number)


                            December 31, 1999
         ________________________________________________________
          (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               [x] Rule 13d-1(b)

               [ ] Rule 13d-1(c)

               [ ] Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 003830106           13G            Page 2 of 12 Pages

1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Halcyon/Alan B. Slifka Management Company LLC

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
   INSTRUCTIONS):

(a)  [ ]            (b)  [x]

3  SEC USE ONLY:

4  CITIZENSHIP OR PLACE OF ORGANIZATION:

     New York State

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5   SOLE VOTING POWER:        2,957,549
6   SHARED VOTING POWER       0
7   SOLE DISPOSITIVE POWER    2,957,549
8   SHARED DISPOSITIVE POWER  0

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON:

     2,957,549

10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES (SEE INSTRUCTIONS):  [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     13.04%

12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     IA

CUSIP No. 003830106           13G            Page 3 of 12 Pages

1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Alan B. Slifka and Company, Limited

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
   INSTRUCTIONS):

(a)  [ ]            (b)  [x]

3  SEC USE ONLY:

4  CITIZENSHIP OR PLACE OF ORGANIZATION:

     New York State

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5   SOLE VOTING POWER:        2,957,549
6   SHARED VOTING POWER       0
7   SOLE DISPOSITIVE POWER    2,957,549
8   SHARED DISPOSITIVE POWER  0

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON:

     2,957,549

10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES (SEE INSTRUCTIONS):  [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     13.04%

12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     HC;CO

CUSIP No. 003830106           13G            Page 4 of 12 Pages

1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Alan B. Slifka

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
   INSTRUCTIONS):

(a)  [ ]            (b)  [x]

3  SEC USE ONLY:

4  CITIZENSHIP OR PLACE OF ORGANIZATION:

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5   SOLE VOTING POWER:        3,466,809
6   SHARED VOTING POWER       0
7   SOLE DISPOSITIVE POWER    3,466,809
8   SHARED DISPOSITIVE POWER  0

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON:

     3,466,809

10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES (SEE INSTRUCTIONS):  [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     15.28%

12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     IN

                                             Page 5 of 12 Pages
Item 1.

          (a)  Name of Issuer

                    Abraxas Petroleum Corporation

          (b)  Address of Issuer's Principal Executive Offices

                    500 N. Loop 1604, East
                    Suite 100
                    San Antonio, TX 78232
Item 2.

          (a)  Name of Person Filing

                    Halcyon/Alan B. Slifka Management Company LLC

          (b)  Address of Principal Business Office or, if none, Residence

                    477 Madison Avenue, New York, New York  10022

          (c)  Citizenship

                    The Filing Persons' citizenships or places of organization are set forth on the cover pages and incorporated herein by reference.

          (d)  Title of Class of Securities

                    Common Stock

          (e)  CUSIP Number

                    003830106

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a)       [ ]  Broker of dealer registered under section 15 of
                         the Act (15 U.S.C. 78o);

          (b)       [ ]  Bank as defined in section 3(a)(6) of the Act (15
                         U.S.C. 78c);

          (c)       [ ]  Insurance company as defined in section 3(a)(19)
                         of the Act (15 U.S.C. 78c);

          (d)       [ ]  Investment company registered under section 8 of
                         the Investment Company Act of 1940 (15 U.S.C.
                         80a-8);

          (e)       [x]  An investment adviser in accordance with section
                         240.13d-1(b)(1)(ii)(E);

          (f)       [ ]  An employee benefit plan or endowment fund in
                         accordance with section 240.13d-1(b)(1)(ii)(F);

                                                  Page 6 of 12 Pages

          (g)       [x]  A parent holding company or control person in
                         accordance with section 240.13d-1(b)(1)(ii)(G);

          (h)       [ ]  A savings association as defined in Section 3(b)
                         of the Federal Deposit Insurance Act (12 U.S.C.
                         1813);

          (i)       [ ]  A church plan that is excluded from the definition
                         of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)       [ ]  Group, in accordance with section 240.13d-1(b)
                         (1)(ii)(J).

Item 4.        Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned

                    The Filing Persons beneficially own the number of shares reflected on the cover pages which are incorporated herein by reference.

          (b)  Percent of class

                    The Filing Person's beneficial ownership on a percentage basis are reflected on the cover pages and are incorporated by reference herein.

          (c)  Number of shares as to which such person has:

                    (i)  Sole power to vote or to direct the vote:

                         The shares for which the Filing Persons have sole voting powers are set forth on the cover pages and are incorporated herein by reference.

                    (ii) Shared power to vote or to direct the vote:

                         None.

                    (iii) Sole power to dispose or to direct the
                          disposition of:

                         The shares for which the Filing Persons have sole disposition powers are set forth on the cover pages and are incorporated herein by reference.

                    (iv) Shared power to dispose or to direct the
                         disposition of:

                         None.

                                             Page 7 of 12 Pages

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class or securities, check the following.

          Not applicable.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          The advisees of Halcyon/Alan B. Slifka Management Company LLC have a right to receive distributions on the proceeds of sale of the shares. All securities reported are owned by the advisees, and each Filing Person disclaims beneficial ownership of such securities.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Halcyon/Alan B. Slifka Management Company LLC is an adviser registered as such under the Investment Advisers Act of 1940.


Item 8.   Identification and Classification of Members of the Group.

          Not applicable.


Item 9.   Notice of Dissolution of Group.

          Not applicable.


Item 10.  Certification.


          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                             Page 8 of 12 Pages

                                 SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                              HALCYON/ALAN B. SLIFKA MANAGEMENT
                              COMPANY LLC

                              By:

                              /s/ James H. Schropp
                              __________________________
                              Name:  James H. Schropp
                              Title: Attorney-in-Fact, duly authorized
                                     under Power of Attorney dated
                                     February 9, 1999

Dated:  January 5, 2000

                                             Page 9 of 12 Pages


                             POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Halcyon/Alan B. Slifka Management Company, L.L.C., whose signature appears below, constitutes and appoints James H. Schropp as attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Section 13 and 16 of the Securities and Exchange Act of 1934, and filing the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that said attorney-in-fact may do or cause to be done by virtue hereof.


                         HALCYON/ALAN B. SLIFKA MANAGEMENT
                         COMPANY LLC

                         By:  Alan B. Slifka and  Company, Limited
                              Title:    Managing Member

                              By:  /s/ James Pasquarelli
                                   _______________________
                                   Name:     James Pasquarelli
                                   Title:    Treasurer

                         Date:     February 9, 1999

                                             Page 10 of 12 Pages


                             POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Alan B. Slifka and Company, Limited, whose signature appears below, constitutes and appoints James H. Schropp as attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Section 13 and 16 of the Securities and Exchange Act of 1934, and filing the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that said attorney-in-fact may do or cause to be done by virtue hereof.



                              ALAN B. SLIFKA AND COMPANY, LIMITED

                              By:  /s/ James Pasquarelli
                                   _______________________
                                   Name:     James Pasquarelli
                                   Title:    Treasurer

                              Date:     February 9, 1999

                                             Page 11 of 12 Pages


                             POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Alan B. Slifka, whose signature appears below, constitutes and appoints James H. Schropp as attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Section 13 and 16 of the Securities and Exchange Act of 1934, and filing the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that said attorney-in-fact may do or cause to be done by virtue hereof.



                              ALAN B. SLIFKA


                              /s/ Alan B. Slifka
                              ___________________

                              Date:     February 9, 1999

                                                  Page 12 of 12 Pages



                          JOINT FILING AGREEMENT



     In accordance with Rule 13d-1(k) promulgated under the Securities

Exchange Act of 1934, the undersigned agree to the joint filing of a

Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of beneficial interest, no par value $0.01 per share,

of Abraxas Petroleum Corporation, and further agree that this Joint Filing

Agreement be included as an Exhibit thereto.  In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement.



                              HALCYON/ALAN B. SLIFKA MANAGEMENT
                              COMPANY LLC

                              By:
                                   /s/ James H. Schropp
                              __________________________
                              Name:  James H. Schropp
                              Title:  Attorney-in-Fact

Dated:  January 5, 2000

                              ALAN B. SLIFKA AND COMPANY, LIMITED

                              By:
                                   /s/ James H. Schropp
                              __________________________
                              Name:  James H. Schropp
                              Title:  Attorney-in-Fact

Dated:  January 5, 2000

                              ALAN B. SLIFKA

                              By:
                                   /s/ James H. Schropp
                              __________________________
                              Name:  James H. Schropp
                              Title:  Attorney-in-Fact

Dated:  January 5, 2000